# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: RadCom Ltd, CIK 0001016838
CUSIP: M81865111
Title of class of securities: Ordinary Shares par value NIS 0.20 per shares
Address of issuer's principal executive offices: 24 RAOUL WALLENBERG STREET, TEL-AVIV, Israel (L3), 6971920
Date of event which requires filing of this statement: 01/17/2025
Amends the filing with accession number 0001104659-24-071115
Filed by CIK 0002026830
Persons authorized to receive notices and communications: MICHAEL ZISAPEL, 24 RAOUL WALLENBERG STREET, TEL-AVIV, Israel (L3), 6971920, 972-547369030

## Reporting persons
- Zisapel Michael (CIK 0002026830): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 2,042,645; shared voting power 542,147; sole dispositive power 2,042,645; shared dispositive power 542,147; aggregate amount beneficially owned 1,302,295 (8.2% of the class)
  Comment: (7)(8)(9)(10)(11)(13) See Item 5.
  (7)(9)(11) Includes options to acquire 19,798 Ordinary Shares exercisable currently or within 60 days of January 17, 2025
- KLIL ZISAPEL: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 2,042,646; shared voting power 542,147; sole dispositive power 2,042,646; shared dispositive power 542,147; aggregate amount beneficially owned 1,302,296 (8.2% of the class)
  Comment: (7)(8)(9)(10)(11)(13) See Item 5.
  (7)(9)(11) Includes options to acquire 19,799 Ordinary Shares exercisable currently or within 60 days of January 17, 2025

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares par value NIS 0.20 per shares
Name of issuer: RadCom Ltd
Address of issuer's principal executive offices: 24 RAOUL WALLENBERG STREET, TEL-AVIV, Israel (L3), 6971920

## Item 2. Identity and Background
Name of person filing:
1. Michael Zisapel
2. Klil Zisapel
Residence or business address: 24 Raoul Wallenberg Street, Building C, Tel Aviv 6971920 Israel
Present principal occupation or employment:
1. Mr. Zisapel is a physician at Tel Aviv Sourasky Medical Center. The business address of Mr. Zisapel is 24 Raoul Wallenberg Street, Tel-Aviv, 6971920 Israel.
2. Ms. Zisapel is a writer. The business address of Ms. Zisapel is Vitkin 3, Apartment 5, Tel-Aviv 6347403, Israel.
Criminal convictions in the last five years: During the past five years, neither Mr. Zisapel nor Ms. Zisapel has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, neither Mr. Zisapel nor Ms. Zisapel has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.
Citizenship: Mr. Zisapel and Ms. Zisapel are each citizens and residents of Israel.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons acquired the securities reported on this Schedule 13D in connection with the illness and subsequent death of their father, Zohar Zisapel, co-founder, member of the Board of Directors and major shareholder of the Issuer, which occurred on May 19, 2023.

On May 18, 2023, Zohar Zisapel transferred without consideration 50% of the ownership interests in each of Michael & Klil Holdings (93) Ltd. and Lomsha Ltd. to each of the Reporting Persons, through which the Reporting Persons each hold an indirect ownership interest in an aggregate of 271,074 Ordinary Shares of the Issuer and shared voting and dispositive power with respect to an aggregate of 542,147 Ordinary Shares of the Issuer as the 50% owners of such entities.

A probate was issued by the Israeli Registrar for Matters of Succession on August 4, 2023, according to which Zohar Zisapel's assets were divided 50% to Mr. Zisapel and 50% to Ms. Zisapel. Following the completion of certain transfer requirements, the Reporting Persons now own an aggregate of 2,624,904 Ordinary Shares of the Issuer effective as of January 17, 2025 (including options to acquire 39,597 Ordinary Shares exercisable currently or within 60 days of January 17, 2025).

No funds or other consideration was used by the Reporting Persons to acquire the shares subject hereof, and no funds or other consideration were borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the shares subject hereof.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Mr. Zisapel beneficially owns 1,302,295 Ordinary Shares of the Issuer, consisting of (i) 1,011,424 Ordinary Shares held directly by Mr. Zisapel, and (ii) 271,074 Ordinary Shares that are held indirectly by Mr. Zisapel through his 50% ownership in each of Lomsha Ltd., an Israeli company, and Michael & Klil Holdings (93) Ltd., an Israeli company and (iii) options to acquire 19,798 Ordinary Shares exercisable within 60 days. Based on 15,881,940 Ordinary Shares of the Issuer issued and outstanding as of November 26, 2024, the Ordinary Shares beneficially owned by Mr. Zisapel represent approximately 8.2% of the Ordinary Shares of the Issuer issued and outstanding.

Ms. Zisapel beneficially owns 1,302,296 Ordinary Shares of the Issuer, consisting of (i) 1,011,424 Ordinary Shares held directly by Ms. Zisapel and (ii) 271,074 Ordinary Shares that are held indirectly by Ms. Zisapel through her 50% ownership in each of Lomsha Ltd., an Israeli company, and Michael & Klil Holdings (93) Ltd., an Israeli company and (iii) options to acquire 19,799 Ordinary Shares exercisable within 60 days. Based on 15,881,940 Ordinary Shares of the Issuer issued and outstanding as of November 26, 2024, the Ordinary Shares beneficially owned by Ms. Zisapel represent approximately 8.2% of the Ordinary Shares of the Issuer issued and outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose:
Mr. Zisapel has sole voting and dispositive power over 2,042,645 Ordinary Shares mutually held by the Reporting Persons in security bank accounts, and has shared voting and dispositive power over an aggregate of 542,147 Ordinary Shares owned by Lomsha Ltd and Michael & Klil Holdings (93) Ltd., in each of which Mr. Zisapel owns a 50% interest.

Ms. Zisapel has sole voting and dispositive power over 2,042,646 Ordinary Shares mutually held by the Reporting Persons in security bank accounts, and has shared voting and dispositive power over an aggregate of 542,147 Ordinary Shares owned by Lomsha Ltd and Michael & Klil Holdings (93) Ltd., in each of which Ms. Zisapel owns a 50% interest.
Transactions in the class effected during the past sixty days:
During the last 60 days, the Reporting Persons have affected the following transactions in the Ordinary Shares of the Issuer:

Date of Transaction: January 15, 2025
Number of Shares: 7,133
Price Per Share: $12.87
Type of Transaction: Sale

Date of Transaction: January 16, 2025
Number of Shares: 10,000
Price Per Share: $13.38
Type of Transaction: Sale

Date of Transaction: January 17, 2025
Number of Shares: 10,000
Price Per Share: $13.89
Type of Transaction: Sale

In addition to the transactions reported above, the Reporting Persons sold 150,264 shares of the Issuer's common stock approximately 2 months ago, representing 0.94% of the Issuer's outstanding shares at that time. Together with the 27,133 shares sold within the past 60 days, the Reporting Persons' total sales during the past 5 months represent 1% of the Issuer's total outstanding shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Joint Filing Agreement

## Signatures
- Zisapel Michael: /s/ Michael Zisapel, MICHAEL ZISAPEL (01/20/2025)
- KLIL ZISAPEL: /s/ Klil Zisapel, KLIL ZISAPEL (01/20/2025)